UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

CollaGenex Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

19419B100

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, CA  90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Jeffrey H. Cohen

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, California 90071

(213) 687-5000

February 25, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 19419B100

1.	Names of Reporting Persons OCM Principal Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,145,286 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,145,286 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,145,286 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person* (See Instructions) PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 19419B100

1.	Names of Reporting Persons Oaktree Fund GP I, L.P.

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,145,286 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,145,286 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,145,286 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person* (See Instructions) PN

*Solely in its capacity as the general partner of OCM Principal Opportunities Fund, L.P.

CUSIP No. 19419B100

1.	Names of Reporting Persons Oaktree Capital I, L.P.

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,145,286 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,145,286 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,145,286 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person* (See Instructions) PN

* Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 19419B100

1.	Names of Reporting Persons OCM Holdings I, LLC

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,145,286 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,145,286 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,145,286 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person* (See Instructions) OO

* Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 19419B100

1.	Names of Reporting Persons Oaktree Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,145,286 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,145,286 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,145,286 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the managing member of OCM Holdings I, LLC

CUSIP No. 19419B100

1.	Names of Reporting Persons Oaktree Capital Group, LLC

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,145,286 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,145,286 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,145,286 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person* (See Instructions) OO

* Solely in its capacity as the managing member of Oaktree Holdings, LLC

CUSIP No. 19419B100

1.	Names of Reporting Persons Oaktree Capital Group Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,145,286 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,145,286 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,145,286 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person* (See Instructions) PN

* Solely in its capacity as the holder of the majority of voting units of Oaktree Capital Group, LLC.

CUSIP No. 19419B100

1.	Names of Reporting Persons Oaktree Capital Group Holdings GP, LLC

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,145,286 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,145,286 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,145,286 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person* (See Instructions) OO

* Solely in its capacity as the general partner of Oaktree Capital Group Holdings, L.P.

This Amendment No. 7 (this “Amendment”) amends and supplements, pursuant to Rule 13d-2(a), the Schedule 13D (the “Schedule 13D”) of OCM Principal Opportunities Fund, L.P. and Oaktree Capital Management, L.P. (formerly Oaktree Capital Management, LLC), filed with the Securities and Exchange Commission (the “SEC”) on May 21, 1999.

Item 1.	Security and Issuer

Item 1 is amended and supplemented as follows:

This Amendment relates to the Common Stock, par value $0.01 per share (“Common Stock”), and the Series D-1 Cumulative Preferred Stock, par value $0.01 per share (the “Series D-1 Preferred Stock”), of CollaGenex Pharmaceuticals, Inc., a Delaware corporation, (the “Issuer”).  The address of the principal executive office of the Issuer is 41 University Drive, Newtown, Pennsylvania  18904.  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is amended and restated as follows:

(a)-(c) & (f)

This Schedule 13D is filed jointly, pursuant to a joint filing agreement attached hereto as Exhibit 4, by:

(1)           OCM Principal Opportunities Fund, L.P., a Delaware limited partnership (the “Oaktree Fund”), whose principal business is to invest in entities over which there is a potential for the Oaktree Fund to exercise significant influence;

(2)           Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (ii) to act as the sole shareholder of certain controlling entities of certain investment funds;

(3)           Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I and to hold limited partnership interests in GP I;

(4)           OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I;

(5)           Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I;

(6)           Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts;

(7)           Oaktree Capital Group Holdings, L.P., a Delaware limited partnership (“OCGH”), whose principal business is to hold voting interests in OCG and other interests in each of the general partner and investment adviser of certain investment funds and separately managed accounts; and

(8)           Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP” and together with Oaktree Fund, GP I, Capital I, Holdings I, Holdings, OCG and OCGH, collectively, the “Reporting Persons”, and each individually, a “Reporting Person”), whose principal business is to serve as, and perform the functions of, the general partner of OCGH.

Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and is incorporated by reference.  Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d)-(e)

During the last five years, none of the Reporting Persons, or, to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented as follows:

The Oaktree Fund, Galderma Laboratories, Inc. (“Parent”), Galderma Acquisition Inc. (“Purchaser”) and certain other holders of the Series D-1 Preferred Stock (together with the Oaktree Fund, the “Preferred Stockholders”) entered into a Preferred Stock Purchase and Voting Agreement, dated as of February 25, 2008 (the “Purchase and Voting Agreement”), in connection with the Issuer, Parent and Purchaser entering into an Agreement and Plan of Merger dated as of the same date (the “Merger Agreement”).

Pursuant to the Purchase and Voting Agreement, each Preferred Stockholder has (a) agreed to (i) sell its shares of Preferred Stock to Purchaser concurrently with the closing of the tender offer to be made to the holders of the Common Stock (the “Tender Offer”) pursuant to the Merger Agreement and (ii) vote its shares of Series D-1 Preferred Stock and any other shares of capital stock of the Issuer owned by such Preferred Stockholder (the “Voting Shares”) against certain actions, transactions or agreements that compete with or would interfere, impede or otherwise frustrate the transactions contemplated by the Merger Agreement, and (b) granted specified representatives of Parent an irrevocable proxy to vote and exercise voting and related rights with respect to the Voting Shares in accordance with the terms of the voting agreement set forth in the Purchase and Voting Agreement.  The Oaktree Fund currently intends to tender the shares of Common Stock beneficially owned by it in the Tender Offer.

The Preferred Stockholders will receive for each share of Series D-1 Preferred Stock an amount in cash equal to the product of the number of shares of Common Stock into which such share of Series D-1 Preferred Stock is convertible multiplied by the offer price in the Tender Offer (the “Offer Price”).

Holders of a majority of the Series D-1 Preferred Stock have the right to terminate the Purchase and Voting Agreement upon the occurrence of specified events, including (a) any modification or amendment of the Merger Agreement that is adverse to the Preferred Stockholders in any material respect, including a reduction in the Offer Price, (b) any waiver by the Issuer of any obligation of Parent under the Merger Agreement, which waiver is adverse to the Preferred Stockholders in any material respect or (c) the occurrence of a Company Adverse Recommendation Change (as such term is defined in the Merger Agreement), provided that, in the case of clauses (a) and (b), the Preferred Stockholders holding a majority of the Series D-1 Preferred Stock have not consented in writing to such modification, amendment or waiver.  The Oaktree Fund holds a majority of the Series D-1 Preferred Stock.  The Purchase and Voting Agreement terminates automatically upon the termination of the Merger Agreement.

This description of the Purchase and Voting Agreement is qualified in its entirety by reference to the Purchase and Voting Agreement, a copy of which is filed as Exhibit 4 attached hereto and incorporated herein by this reference.  The Merger Agreement has been included as Exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on February 27, 2008, and is not incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

The Oaktree Fund directly holds 2,145,286 shares of Common Stock (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock) and has sole power to vote and dispose of such shares.  Such shares of Common Stock directly held by the Oaktree Fund constitute approximately 9.1% of the 21,576,553 shares of Common Stock issued and outstanding as of February 22, 2008, as set forth in Section 3.2(a) of the Merger Agreement and the 2,082,353 shares of Common Stock issuable upon the conversion of 177,000 shares of Preferred Stock beneficially owned by the Oaktree Fund.

GP I, in its capacity as the general partner of the Oaktree Fund, has the ability to direct the management of the Oaktree Fund’s business, including the power to vote and dispose of securities held by the Oaktree Fund; therefore, GP I may be deemed to beneficially own the shares of Common Stock of the Issuer held by the Oaktree Fund.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by the Oaktree Fund; therefore, Capital I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the Oaktree Fund.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by the Oaktree Fund; therefore, Holdings I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the Oaktree Fund.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by the Oaktree Fund; therefore, Holdings may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the Oaktree Fund.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by the Oaktree Fund; therefore, OCG may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the Oaktree Fund.

OCGH, in its capacity as the majority holder of the voting units of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by the Oaktree Fund; therefore, OCGH may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the Oaktree Fund.

OCGH GP, in its capacity as the managing member of OCGH, has the ability to direct the management of OCGH’s business, including the power to direct the decisions of OCGH regarding the vote and disposition of securities held by the Oaktree Fund; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the Oaktree Fund.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than the Oaktree Fund, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than the Oaktree Fund.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Persons status as a manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person.  Except to the extent of such person’s pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any securities owned by Parent, Purchaser or any other Preferred Stockholder, and the Reporting Persons expressly disclaim beneficial ownership of any securities of the Issuer owned by Parent, Purchaser or any other Preferred Stockholder.

(c)  None

(d)  Not applicable

(e)  Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented as follows:

The information set forth under Item 4 above is incorporated herein by reference.

GP I, as the general partner of the Oaktree Fund, has a carried interest in the Oaktree Fund.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Oaktree Fund.

Item 7.	Material to be Filed as Exhibits

Exhibit 4 Joint filing agreement, dated as of February 27, 2008.

Exhibit 5             Preferred Stock Purchase and Voting Agreement, dated as of February 25, 2008,among Galderma Laboratories, Inc, Galderma Acquisition Inc., OCM Principal Opportunities Fund, L.P. and the other persons listed on Schedule I thereto.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 27, 2008

OCM PRINCIPAL OPPORTUNITIES
FUND, L.P.
By: Oaktree Fund GP I, L.P.
Its: General Partner

By:	/s/ Richard Goldstein
Name: Richard Goldstein
Title: Authorized Signatory

By:	/s/ Skardon Baker
Name: Skardon Baker
Title: Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Richard Goldstein
Name: Richard Goldstein
Title: Authorized Signatory

By:	/s/ Skardon Baker
Name: Skardon Baker
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.
By: OCM Holdings I, LLC
Its: General Partner

By:	/s/ Todd E. Molz
Name: Todd E. Molz
Title: Vice President

By:	/s/ Richard Ting
Name: Richard Ting
Title: Vice President

OCM HOLDINGS I, LLC

By:	/s/ Todd E. Molz
Name: Todd E. Molz
Title: Vice President

By:	/s/ Richard Ting
Name: Richard Ting
Title: Vice President

OAKTREE HOLDINGS, LLC
By: Oaktree Capital Group, LLC
Its: Managing Member

By:	/s/ Todd E. Molz
Name: Todd E. Molz
Title:	Managing Director
General Counsel

By:	/s/ Richard Ting
Name: Richard Ting
Title:	Managing Director
Associate General Counsel

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Todd E. Molz
Name: Todd E. Molz
Title:	Managing Director
General Counsel

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director
Associate General Counsel

OAKTREE CAPITAL GROUP HOLDINGS, L.P.
By: Oaktree Capital Group Holdings GP, LLC
Its: General Partner

By:	/s/ Todd E. Molz
Name: Todd E. Molz
Title:	Managing Director
General Counsel

By:	/s/ Richard Ting
Name: Richard Ting
Title:	Managing Director
Associate General Counsel

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Todd E. Molz
Name: Todd E. Molz
Title:	Managing Director
General Counsel

By:	/s/ Richard Ting
Name: Richard Ting
Title:	Managing Director
Associate General Counsel

ANNEX A

Oaktree Capital Group Holdings GP, LLC

The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Chief Administrative Officer and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Group, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

D. Richard Masson	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group Holdings, L.P.

The general partner of Oaktree Capital Group Holdings, L.P. is Oaktree Capital Group Holdings GP, LLC.  There are no executive officers and directors appointed at Oaktree Capital Group Holdings, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Chief Administrative Officer and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Group, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

D. Richard Masson	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Robert E. Denham	Outside Director of Oaktree Capital Group, LLC. Mr. Denham is currently a partner in the law form of Munger, Tolles & Olson LLP.

Wayne G. Pierson	Outside Director of Oaktree Capital Group, LLC. Mr. Pierson is currently the Chief Financial Officer and Treasurer of Meyer Memorial Trust.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.  There are no executive officers and directors appointed at Oaktree Holdings, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.  The name and principal occupation of each of the executive officers of OCM Holdings I, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

Oaktree Capital I, L.P.

OCM Holdings I, LLC is the general partner of Oaktree Capital I, L.P.  There are no executive officers or directors appointed at Oaktree Capital I, L.P.

Oaktree Fund GP I, L.P.

Oaktree Capital I, L.P. is the general partner of Oaktree Fund GP I, L.P.  There are no executive officers or directors appointed at Oaktree Fund GP I, L.P.

OCM Principal Opportunities Fund, L.P.

Oaktree Fund GP I, L.P. is the general partner of OCM Principal Opportunities Fund, L.P.  There are no executive officers or directors appointed at OCM Principal Opportunities Fund, L.P.